Hydro One Reports First Quarter Results

A resilient business strategy and stable fundamentals allow Hydro One to support its customers and communities while delivering positive financial results

TORONTO, May 7, 2021 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2021.
First Quarter Highlights
•First quarter earnings per share (EPS) and adjusted EPS was $0.45, compared to EPS and adjusted EPS of $0.38, for the same period in 2020. The increase was due mainly to approved rates for the transmission and distribution segments, and higher demand because of colder weather, partially offset by higher depreciation, amortization and asset removal costs, and higher work program costs.
•Hydro One launched Connected for Life, a promise that helps customers stay connected to power while it helps them access financial relief and flexible service options. Since launch, the support provided to customers was four times higher than during the previous quarter.
•The Company was requested by the Independent Electricity System Operator (IESO) to build a 230-kilovolt double circuit transmission line between Chatham and Lambton to provide electricity in support of agricultural growth in the Windsor-Essex and Chatham areas.
•The Company received a regulatory decision regarding the implementation of the Ontario Divisional Court ruling regarding the deferred tax asset.
•Hydro One Networks Inc. and Capgemini Canada Inc. entered into a new master services agreement for information technology services.
•The Company's capital investments and in-service additions for the quarter were $527 million and $157 million, respectively, compared to $372 million and $225 million in 2020.
•Quarterly dividend declared at $0.2663 per share, payable June 30, 2021.
"Hydro One continues to support our employees, customers and communities through these challenging times," said Mark Poweska, President and CEO, of Hydro One. “Our teams are focused on delivering essential power to homes, businesses and other essential services. We play a critical role in powering Ontario's economic growth by building essential, sustainable infrastructure, such as the new transmission line between Chatham and Lambton that will support the rapid growth of the agriculture industry in southwest Ontario."

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31
(millions of Canadian dollars, except as otherwise noted)	2021	2020

Revenues	1,811	1,850
Purchased power	894	1,007
Revenues, net of purchased power[1]	917	843
Net income attributable to common shareholders	268	225
Adjusting items	—	—
Adjusted net income attributable to common shareholders[1]	268	225

Basic EPS	$0.45	$0.38
Diluted EPS	$0.45	$0.38
Basic Adjusted EPS[1]	$0.45	$0.38
Diluted Adjusted EPS[1]	$0.45	$0.38

Net cash from operating activities	517	548
Capital investments	527	372
Assets placed in-service	157	225

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,937	19,247
Distribution: Electricity distributed to Hydro One customers (GWh)	8,156	7,484
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States generally accepted accounting principles (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2021 First Quarter Highlights
The Company reported net income attributable to common shareholders of $268 million during the quarter, compared to $225 million in the same period of 2020. This resulted in EPS and adjusted EPS of $0.45, compared to EPS and adjusted EPS of $0.38 in the prior year.
Revenues, net of purchased power, for the first quarter were $74 million higher than last year, mainly due to higher distribution and transmission revenues as a result of OEB-approved rates including the timing of the OEB decision on the 2020 rates received in the second quarter of the prior year, and higher energy demand and consumption driven by favourable weather.
Operation, maintenance and administration (OM&A) costs in the first quarter of 2021 were higher than last year, primarily due to higher work program spend related to vegetation management, information technology initiatives, and customer programs, higher volume of distribution station maintenance work, and costs related to the Peterborough Distribution and Orillia Power acquisitions, partially offset by lower corporate support costs. OM&A expenditures in the first quarter of 2021 also included other post-employment benefit (OPEB) costs that have been recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral.
Depreciation, amortization and asset removal costs for the first quarter were higher than last year, mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the first quarter of 2021 was higher than the prior year primarily due to higher income before taxes for the quarter.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital

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investments of $527 million during the first quarter of 2021, and placed $157 million of new assets in-service.
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities.
Notwithstanding the onset of the third wave of the COVID-19 pandemic in the first quarter of 2021, Hydro One continues to operate safely as a result of the safety procedures and practices that the Company implemented in 2020. To date, Hydro One has experienced very few cases of workplace transmission of the COVID-19 virus.
Included in the Company's results for the first quarter are costs incurred as a result of the COVID-19 pandemic. OM&A costs in the quarter include $4 million of COVID-19 related expenses, which primarily consist of direct expenses, including purchases of additional facility-related cleaning supplies and personal protective equipment.
Looking ahead, it is very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Electricity consumption and demand can be impacted by numerous variables, including weather, changing economic conditions and conservation efforts, making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
Selected Operating Highlights
Hydro One launched Connected for Life, a promise to help customers stay connected to safe and reliable power while our customer care team helps them access financial assistance and flexible payment options. The initiative builds on the Company’s Pandemic Relief Program and its pledge to keep the lights on during the pandemic.
The Company was requested by the IESO to build a 230-kilovolt double circuit transmission line between Chatham and Lambton to provide electricity in support of agricultural growth in the Windsor-Essex and Chatham areas. The IESO is expecting the agricultural electricity demand in the region to grow from 500 MW today to about 2,000 MW by 2035. If approved by the OEB, the line would be in service by 2028.
Hydro One Networks Inc. and Capgemini Canada Inc. entered into a new master services agreement for information technology services for a period of just over three years. This agreement replaced an arrangement with Inergi LP for similar services that expired on February 28, 2021.
Subsequent to the quarter, the Company received a decision from the OEB regarding the implementation of the deferred tax asset. The decision concludes the process.
Common Share Dividends
Following the conclusion of the first quarter, on May 6, 2021, the Company declared a quarterly cash dividend to common shareholders of $0.2663 per share to be paid on June 30, 2021 to shareholders of record on June 9, 2021.

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Supplemental Segment Information

	Three months ended March 31,
(millions of Canadian dollars)	2021	2020

Revenues
Transmission	448	400
Distribution	1,354	1,439
Other	9	11
Total revenues	1,811	1,850

Revenues, net of purchased power
Transmission	448	400
Distribution	460	432
Other	9	11
Total revenues, net of purchased power	917	843

Operation, maintenance and administration costs
Transmission	98	102
Distribution	167	148
Other	17	15
Total operation, maintenance and administration costs	282	265

Income (loss) before financing charges and taxes
Transmission	229	186
Distribution	193	186
Other	(10)	(6)
Total income before financing charges and taxes	412	366

Capital investments
Transmission	348	236
Distribution	176	135
Other	3	1
Total capital investments	527	372

Assets placed in-service
Transmission	48	129
Distribution	106	95
Other	3	1
Total assets placed in-service	157	225
This press release should be read in conjunction with the Company’s first quarter 2021 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2020 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s first quarter 2021 results teleconference with the investment community will be held on May 7, 2021 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s first quarter 2021 results call, conference ID 3790693 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.
Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company’s continuing support of employees, customers and communities; powering Ontario's economic growth; the Company’s ongoing and planned projects, initiatives and expected capital investments, including anticipated outcomes, impacts and timing; investments in reliability and performance of the electricity system; the 2020-2022 transmission decision; impact of COVID-19 on the Company’s business, operations and service; the Company’s priorities in its response to COVID-19 and the actions and mitigation measures taken; the Company’s efforts in relation to safety; the IESO’s expectations relating to electricity demand; the master services agreements for information technology services; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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